Exhibit 12

Nucor Corporation

2015 Form 10-K

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,
	2011	2012	2013	2014	2015
	(In thousands, except ratios)
Earnings
Earnings before income taxes and noncontrolling interests	$1,251,812	$852,940	$791,123	$1,204,577	$709,238

Plus: (earnings)/losses from equity investments	10,043	13,323	(9,297)	(13,505)	(5,329)

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	183,541	179,169	164,128	178,240	178,941

Plus: amortization of capitalized interest	2,724	2,550	3,064	4,166	4,062

Plus: distributed income of equity investees	3,883	9,946	8,708	53,738	15,132

Less: interest capitalized	(3,509)	(4,715)	(10,913)	(2,946)	(311)

Less: pre-tax earnings in noncontrolling interests in subsidiaries that have not incurred fixed charges	(83,591)	(88,507)	(97,504)	(101,844)	(138,425)

Total earnings before fixed charges	$1,364,903	$964,706	$849,309	$1,322,426	$763,308

Fixed charges
Interest cost and amortization of bond issuance and settled swaps	$182,321	$178,218	$162,899	$177,088	$177,855

Estimated interest on rent expense	1,220	951	1,229	1,152	1,086

Total fixed charges	$183,541	$179,169	$164,128	$178,240	$178,941

Ratio of earnings to fixed charges	7.44	5.38	5.17	7.42	4.27